Exhibit 99.2
LIBERTY GLOBAL 2009 OPTION/SAR EXCHANGE OFFER
FREQUENTLY ASKED QUESTIONS (FAQ)
This is an informational FAQ only and is not an offer to exchange or a solicitation of an offer to exchange any options or stock appreciation rights. The exchange offer described in this FAQ has not been launched. When the exchange offer begins, you will be provided with materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the exchange offer. When the offer period begins, Liberty Global will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. You will be able to obtain these materials and other documents filed by Liberty Global with the SEC free of charge from the SEC’s website at www.sec.gov or in the Investor Relations section of Liberty Global’s website at www.lgi.com.
Terms in capital letters are defined in the Glossary of Terms section at the end of this FAQ.
Q: Why is Liberty Global offering employees the opportunity to exchange stock options and/or stock appreciation rights (SARs)?
A: As part of recognizing the contributions of our key employees and aligning their interests with our future success, we have granted stock options and SARs as part of your compensation. However, many of your outstanding options and SARs are significantly “underwater”, which means that the options and SARs have an exercise price or base price that is significantly higher than the current market price of our Series A and Series C common stock.
By participating in this Exchange Offer, Eligible Participants can elect to exchange Eligible Awards for New SARs and have the opportunity to hold SARs that have a lower base price, and are therefore more likely to have potential future value. Liberty Global believes this will create better incentives for employees to remain at Liberty Global and contribute to growing our success in the future.
Q: What options and SARs are eligible to be exchanged in the Exchange Offer?
A: Most outstanding stock options and SARs granted under our 2005 Incentive Plan (whether vested or unvested) will be Eligible Awards for the Exchange Offer if they have an exercise price or base price greater than the highest last sale price of the applicable series of Liberty Global common stock on The Nasdaq Global Select Market during the 52 week period ending on the date the Exchange Offer closes. Generally, this will include most options and SARs granted during 2007 and 2008. We encourage you to read the Exchange Offer materials Liberty Global will provide to you and file with the Securities and Exchange Commission (SEC) when the Exchange Offer commences.
Q: Who will be eligible to participate in the Exchange Offer?
A: All holders of Eligible Awards who are current employees or consultants of Liberty Global or our subsidiaries and who remain our employees or consultants through the Expiration Date of the Exchange Offer and have outstanding Eligible Awards will be Eligible Participants for the Exchange Offer. However, participants in our Senior Executive Performance Incentive Plan and those employees or consultants who have given notice of their resignation prior to the Expiration Date will not be eligible to participate.

Q: Will the Exchange Offer be available in all countries?
A: Yes, Eligible Participants in all countries will be able to participate in the Exchange Offer. Eligible Participants in the Netherlands will have to agree to treat any exchange as non-taxable at the time of the exchange by completing and submitting additional documentation.
Q: How do I find out how many Eligible Awards I have?
A: You will be able to review detailed information about your Eligible Awards on a dedicated website for the Exchange Offer.
Q: What will the base price of the New SARs be?
New SARs will be granted with a base price equal to the last sale price of the applicable series of Liberty Global common stock on the Expiration Date of the Exchange Offer.
Q: How many New SARs will I be granted if I choose to participate in the Exchange Offer?
A: The exchange ratio for all Eligible Awards in this Exchange Offer will be 2-for-1. For example, if you elect to exchange 200 Eligible Awards covering Liberty Global Series A common stock that were granted to you in the same grant (e.g., May 2007), you will receive 100 New SARs covering Liberty Global Series A common stock. The New SARs would be subject to a new vesting schedule and term as described below.
Q: Can I exchange only a portion of my Eligible Awards?
A: Yes. You may make separate elections to exchange or not exchange each separate grant of Eligible Awards. However, you may not elect to exchange only a portion of your Eligible Awards from a single grant for the same series of common stock.
For example, if you have 400 Eligible Awards granted in May 2007 (200 SARs covering Liberty Global Series A common stock and 200 SARs covering Liberty Global Series C common stock), you can elect to exchange all 200 of your Series A Eligible Awards and elect not to exchange any of your 200 Series C Eligible Awards. You would be granted 100 Series A New SARs in exchange for your 200 Series A Eligible Awards (based on the 2-for-1 exchange ratio). The 100 New SARs would be granted with a new base price and subject to a new vesting schedule and term. Your 200 Series C Eligible Awards that you elected not to exchange would remain outstanding, subject to their existing terms and conditions, including the original base price, vesting schedule, and term.
Q: Will the Exchange Offer include both vested and unvested options and SARs?
A: Yes, the Exchange Offer will include all outstanding Eligible Awards, whether vested or unvested. If you have previously exercised an option or SAR, it is no longer outstanding, and therefore it is not an Eligible Award.
Q: If I exchange my Eligible Awards for New SARs, will I give up my rights to the Eligible Awards?
A: Yes. If you elect to exchange your Eligible Awards in the Exchange Offer, they will be canceled on the Expiration Date of the Exchange Offer and you will have no further rights or claims with respect to the canceled Eligible Awards.

Q: What will the vesting terms for New SARs be?
A: New SARs will vest (become exercisable) with respect to 12.5% of the New SARs on November 1, 2009 and with respect to 6.25% of the New SARs each quarter thereafter until the New SARs become 100% vested and exercisable on May 1, 2013.
Q: Why will the vesting period of New SARs be extended compared to Eligible Awards that are exchanged?
A: The Exchange Offer is intended to create a greater likelihood that you will realize value from your Liberty Global equity awards and provide Liberty Global with a retention tool. Consistent with our approach for all new grants of equity awards to our employees, we are attaching additional vesting terms to the grant of New SARs, which will allow these New SARs to restore the original purpose of providing a retention tool.
Q: What is the expiration date of the New SARs?
A: The expiration date of all New SARs will be May 1, 2016, which is later than the expiration date of any Eligible Awards. This is consistent with the intention of the Exchange Offer to deliver you additional incentive and provide Liberty Global with a retention tool.
Q: Will I owe taxes if I elect to exchange my Eligible Awards in the Exchange Offer?
A: No. Based on current tax laws, you should not be subject to tax at the time of the exchange on the New SARs Grant Date. Additional information about the tax consequences of the Exchange Offer will be available in subsequent materials.
Eligible Participants residing in the Netherlands will have to complete and submit a consent form agreeing to treat any exchange of Eligible Awards for New SARs as non-taxable in accordance with the terms of a tax ruling received from the Dutch tax authorities. The tax ruling and consent form will be made available on a dedicated website for the Exchange Offer and you will receive further instructions about how to complete and submit this form.
All Eligible Participants are encouraged to consult with their personal tax advisors to understand the personal tax consequences of participating in the Exchange Offer.
Q: How should I decide whether or not to exchange my Eligible Awards for New SARs?
A: When we launch the Exchange Offer, we will provide information on the dedicated website to assist you in making your own informed decision about participation in the Exchange Offer. This is a personal decision, and you should take some time to determine whether or not exchanging any of your Eligible Awards makes sense for you, considering your investment goals, cash flow needs, and other personal factors. In order to help you, our UBS financial services team will be hosting live meetings and webinars to explain in more detail what factors you may wish to consider when making the decision to participate in the Exchange Offer. However, we are not making any recommendation as to whether you should or should not participate in the Exchange Offer. You should speak to your own outside legal counsel, accountant or financial advisor for further advice. No one from Liberty Global is, or will be, authorized to provide you with additional information in this regard.
Q: How will I submit my elections for the Exchange Offer?
A: We will have a dedicated website at which you will be able to submit your elections electronically. You will also be able to view materials related to the Exchange Offer on this website.

Q: Will I need to do anything after I submit my elections for the Exchange Offer?
A: If you are a resident in any country other than the United States, the Netherlands, Ireland, or the United Kingdom, you will be prompted on the Exchange Offer website to print out a confirmation of your election. You will need to sign this election confirmation and submit it to Liberty Global.
Residents in the United States, the Netherlands, Ireland or the United Kingdom will not need to take any further action after submitting their elections on the Exchange Offer website.
All Eligible Participants will be provided with an election confirmation screen on the Exchange Offer website and an email confirmation containing the details of their election. We recommend that you print each of these and keep them for your personal records.
Q: Can I change my mind after I elect to exchange my Eligible Awards in the Exchange Offer?
A: Yes, but you may only change your election during the Offering Period and prior to the Expiration Date. While you may change your mind as many times as you wish, you will be bound by the last election you submit on the Exchange Offer website before the Expiration Date and your last election will be irrevocable.
Q: When would I receive my New SARs?
A: Your Eligible Awards will be cancelled and New SARs will be granted to you on the Expiration Date of the Exchange Offer. You will receive an email notification of the grant of New SARs that will require your acceptance on our UBS One Source equity administration website through the normal process.
Q: Do I have to participate in the Exchange Offer?
A: No. Your participation in the Exchange Offer will be completely voluntary.
Q: What happens to my Eligible Awards if I do not elect to exchange them in the Exchange Offer?
A: The Exchange Offer will have no effect on your Eligible Awards if you do not elect to exchange them in the Exchange Offer.
Q: How will I know when the Exchange Offer commences?
A: When the Exchange Offer commences, you will receive an email from equity@lgi.com that will contain information about the Exchange Offer and instructions on how you can access the dedicated website for the Exchange Offer.
Q: What is the expected timetable of this Exchange Offer?
A: We currently expect the timetable of this Exchange Offer to be:
•	May 19, 2009: Exchange Offer commences and Offering Period begins (this date may change at Liberty Global’s discretion).

•	June 16, 2009: Exchange Offer and Offering Period ends at 11:59 PM Eastern time (this date and time may change as a result of regulatory review or at Liberty Global’s discretion). The base price of New SARs will be the last sale price of the applicable series of Liberty Global common stock on The Nasdaq Global Select Market on this date.

•	GLOSSARY OF TERMS:

Eligible Awards: Most outstanding stock options and SARs granted to Eligible Participants under our 2005 Incentive Plan (whether vested or unvested) will be Eligible Awards for the Exchange Offer if they have an exercise price or base price greater than the highest last sale price of the applicable series of Liberty Global common stock on The Nasdaq Global Select Market during the 52 week period ending on the date the Exchange Offer closes, which is currently scheduled for June 16, 2009. Generally, this will include most options and SARs granted during 2007 and 2008. If, however, an Eligible Participant was granted stock options or SARs in both May and August 2007 or both May and August 2008, then only the first grant of equity awards in the same year will be considered Eligible Awards.
Eligible Participants: Generally, every employee and consultant of Liberty Global or any of its subsidiaries on the date the planned Exchange Offer begins who holds one or more Eligible Awards and who continues to be our employee or consultant through the Expiration Date. However, participants in our Senior Executive Performance Incentive Plan and those employees or consultants who have given notice of their resignation prior to the Expiration Date will not be Eligible Participants for the Exchange Offer.
Exchange Offer: The opportunity for Eligible Participants to exchange Eligible Awards for New SARs on the terms and conditions described in this FAQ. The terms and conditions of the Exchange Offer described in this FAQ are subject to change at Liberty Global’s discretion, and the final terms and conditions of the Exchange Offer will be described in the document provided to you and filed with the SEC when the Exchange Offer commences.
Expiration Date: This is the end of the Offering Period and the deadline for submitting your elections on the dedicated website. It is currently scheduled for 11:59 PM Eastern time on June 16, however, this may change if the Offering Period is extended. All elections must be submitted by this time to participate in or withdraw from the Exchange Offer.
New SAR: New SARs granted under our 2005 Incentive Plan that will replace the Eligible Awards that you choose to exchange. New SARs will be subject to the terms and conditions of our 2005 Incentive Plan and a new SAR agreement between you and Liberty Global.
New SARs Grant Date: The date when Eligible Awards are exchanged and New SARs are granted. This date is expected to be June 16, 2009; however, this may change if the Offering Period is extended.
Offering Period: The Offering Period is the period of time when Eligible Participants can choose to exchange Eligible Awards for New SARs. We currently expect this period to start on May 19, 2009 and run to 11:59 PM Eastern Time on June 16, 2009, but we may extend the Offering Period to a later date.
Because the information we provide in this FAQ may change, we encourage you to read the Exchange Offer documents Liberty Global will provide to you on the dedicated website for the Exchange Offer and file with the SEC when the Exchange Offer commences.
Nothing in this FAQ shall constitute a solicitation to buy or an offer to sell stock options or stock appreciation rights of Liberty Global. The proposed exchange offer will only be made pursuant to an offer to exchange and related documents. Eligible Participants are urged to read the offering documents, including the offer to exchange to be included therewith, because they will contain important information about the exchange offer. A copy of the offering documents, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings can also be obtained, without charge, by directing a request to Liberty Global, Attention: Human Resources Dept.